SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended December 31, 2005
Commission File Number 1-6903

PROFIT SHARING PLAN FOR EMPLOYEES OF TRINITY INDUSTRIES, INC.
AND CERTAIN AFFILIATES AS RESTATED EFFECTIVE JANUARY 1, 2005
(Full Title of the Plan)
TRINITY INDUSTRIES, INC.
(Name of issuer of the securities held pursuant to the plan)

Delaware	75-0225040
(State of Incorporation)	(I.R.S. Employer Identification No.)

2525 Stemmons Freeway, Dallas, Texas	75207-2401
(Address of principal executive offices)	(Zip Code)
Issuer’s telephone number, including area code (214) 631-4420

Financial Statements and Supplemental Schedule
Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
(formerly Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective April 1, 1999)
As of December 31, 2005 and 2004, and for the Year ended December 31, 2005

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain
Affiliates as Restated Effective January 1, 2005 (formerly Profit Sharing
Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999)
Financial Statements and Supplemental Schedule
As of December 31, 2005 and 2004,
and for the Year ended December 31, 2005

Report of Independent Registered Public Accounting Firm
Profit Sharing Committee
Trinity Industries, Inc.
We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005 (formerly Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective April 1, 1999) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
April 24, 2006

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain
Affiliates as Restated Effective January 1, 2005 (formerly Profit Sharing
Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999)
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Plan interest in Trinity Industries, Inc. Master Trust	$135,689,788	$122,128,651
Participant loans	7,083,205	6,671,842

Receivables:
Participant contributions	260,828	234,564
Company contributions	4,222,716	2,927,631

	4,483,544	3,162,195

Total assets	147,256,537	131,962,688

Liabilities
Excess participant contributions refundable	410,419	—

Net assets available for benefits	$146,846,118	$131,962,688

See accompanying notes.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain
Affiliates as Restated Effective January 1, 2005 (formerly Profit Sharing
Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999)
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions
Plan’s interest in Trinity Industries, Inc. Master Trust investment income	$13,024,272
Interest income on participant loans	305,382

Contributions:
Participant	8,985,694
Company	5,103,418

Total additions	27,418,766

Deductions
Benefits paid to participants	12,372,374
Administrative expenses	162,962

Total deductions	12,535,336

Net increase	14,883,430

Net assets available for benefits at beginning of year	131,962,688

Net assets available for benefits at end of year	$146,846,118

See accompanying notes.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain
Affiliates as Restated Effective January 1, 2005 (formerly Profit Sharing
Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999)
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
The following brief description of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005 (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective April 1, 1999) (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan, as amended and restated, is a defined contribution plan designed to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) sponsored by Trinity Industries, Inc. (the Company).
Fidelity Management Trust Company (Trustee) is the Trustee of the Plan. The Company and the Trustee have entered into a Master Trust Agreement. Under the Master Trust Agreement, the Plan participates in the Trinity Industries, Inc. Master Trust (the Trinity Master Trust) with the McConway & Torley Profit Sharing Plan, the Trinity Rail Group LLC Hourly Employees’ Retirement Savings 401(k) Plan, and the Trinity Rail Group LLC Certain Illinois Hourly Employees’ Retirement Savings Plan. The Company is the Plan Sponsor for each of the participating Plans.
Participation
Each employee of the Company is eligible to contribute to the Plan on the first day of the month following 60 days of eligible employment, and must meet the following additional requirements:
(1)	Must be in a unit of employees who are designated as eligible to participate in the Plan; and

(2)	Must not be included in a unit of employees covered by a collective bargaining agreement, unless benefits under this Plan were included in an agreement as a result of good faith bargaining.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain
Affiliates as Restated Effective January 1, 2005 (formerly Profit Sharing
Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999)
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Contributions
Each participant electing to contribute to the Plan agrees to contribute not less than 1% nor more than 14% of their eligible compensation, as defined in the Plan, in 1% increments as designated by the participant. A salary reduction and contribution agreement must be entered into by each employee as the employee begins participation in the Plan, and may be amended at any time.
The Plan was restated effective January 1, 2005, providing for two additional Company contributions consisting of an Annual Retirement Contribution and a Start-Up Contribution in addition to the Company Matching Contribution, all as defined by the Plan. Generally, participants who made a one-time election to no longer remain in the Company’s defined benefit plan are eligible to receive the Start-Up Contribution whereas all employees hired after December 31, 2004, who would have been eligible to participate in the Company’s defined benefit plan are eligible to receive the Annual Retirement Contribution. Company Matching contributions shall be made if Company earnings are at least sufficient to pay dividends to stockholders, but in no event less than $0.33 1/3 per share of common stock. The Board of Directors (Board) may, in its sole discretion, elect to waive the Company earnings requirement. If the Company Matching Contribution is made, then each participant shall receive an amount equal to a percentage of that portion of such participant’s contribution which does not exceed six percent of such participant’s total eligible compensation for the year, as defined, under the following schedule:

Percentage of Company
Years of Service	Contribution
Less than 1 year	0%
1 but less than 2 years	25%
2 but less than 3 years	30%
3 but less than 4 years	35%
4 but less than 5 years	40%
5 or more years	50%

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain
Affiliates as Restated Effective January 1, 2005 (formerly Profit Sharing
Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999)
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Effective January 1, 2005, the Company enhanced the existing profit sharing portion of the Plan to which the Company will contribute a guaranteed Annual Retirement Contribution of up to 3 percent of the participating employees’ 401(k) eligible compensation. During 2004, the Company provided a one-time election for current employees to remain in the defined benefit plan or to begin receiving the new Annual Retirement Contribution in the Plan. All employees hired after December 31, 2004, who would have been eligible to participate in the defined benefit plan, participate in the Annual Retirement Contribution within the Plan.
Each participant eligible to receive the Annual Retirement Contribution, as defined by the Plan, shall receive an amount equal to a percentage of such participant’s compensation for the year, as defined, under the following schedule:

Percentage of
Participant’s
Years of Service	Compensation
0	1.0%
1	1.2%
2	1.4%
3	1.6%
4	1.8%
5	2.0%
6	2.2%
7	2.4%
8	2.6%
9	2.8%
10 or more	3.0%
Each participant eligible to receive the Company Start-Up Contribution, as defined by the Plan, shall receive an amount equal to such participant’s years of service multiplied by $100, not to be less than $500 nor more than $1,000.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain
Affiliates as Restated Effective January 1, 2005 (formerly Profit Sharing
Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999)
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Company contributions are net of forfeitures, as defined. Company contributions for a given Plan year shall be deposited in the Trinity Master Trust no later than the date on which the Company files its federal income tax return for such year. For the 2005 Plan year, the Company Matching Contribution was $3,199,557 (net of $61,850 of forfeitures); the Annual Retirement Contribution was $1,023,159 (net of $44,000 of forfeitures); and the Company Start-Up Contribution was $834,700.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct daily the investment of participant and Company contributions among fifteen registered investment companies and Company common stock.
Benefits
Distribution of a participant’s vested account balance is payable upon retirement at or after age 65, total disability, death, or termination of employment. Distribution is equal to the salary reduction contributions and related earnings, plus the vested portion of any Company contributions and related earnings.
Withdrawals of up to 100% of the participant’s contributions can be made only to meet “immediate and heavy financial needs” (medical care, college tuition, the purchase of a principal residence, or to prevent the foreclosure on a principal residence), as long as the funds are not available for such needs from other sources. No hardship withdrawals can be made against the earnings on the participant contributions or against any Company contributions and related earnings. These restrictions no longer apply when the participant reaches age 59 1/2.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain
Affiliates as Restated Effective January 1, 2005 (formerly Profit Sharing
Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999)
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Upon request, distributions shall be made no earlier than the month that follows the last day of the month in which entitlement occurs. Distributions from the Company common stock accounts shall be made in cash unless otherwise designated by the participant.
Participant Loans
Loans may be made for a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of the participant’s contribution balance and related earnings plus 50% of the vested portion of the Company contribution balance and related earnings. Loans are subject to rules and regulations established by the Profit Sharing Committee (Committee), as defined by the Plan.
Vesting
The Company contributions and related earnings vest to participants depending upon the number of years of vesting service, as defined, completed by such participant as follows:

Percentage
Years of Service	Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%
Participants are 100% vested in Company contributions and the allocated portion of related earnings upon their attainment of age 65, and are always 100% vested in participant contributions and the related earnings on such contributions.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain
Affiliates as Restated Effective January 1, 2005 (formerly Profit Sharing
Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999)
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Forfeitures
The amounts forfeited by participants who terminate employment prior to becoming fully vested are first used to reduce employer contributions. Any excess amounts are then used to pay the Plan’s share of allocable fees and other administrative expenses of the Trinity Master Trust.
Administration of the Plan
The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the discretion of the Board, and any Committee member who is an employee of the Company shall not receive compensation for their services.
The expenses incurred by the Trustee in the performance of its duties, including the Trustee’s compensation and the services of the recordkeeper, shall be paid by the Plan unless paid by the Company. All other expenses are paid by the Company.
Amendment or Termination of the Plan
The Company may amend the Plan at any time. However, no amendment, unless made to secure approval of the Internal Revenue Service (IRS) or other governmental agency, may operate retroactively to reduce or divest the then vested interest in the Plan of any participant, former participant or beneficiary, or to reduce or divest any benefit payable under the Plan unless all participants, former participants, and beneficiaries then having vested interests or benefit payments affected thereby consent to such amendment.
The Company may terminate the Plan at any time, subject to the provisions of ERISA. Upon complete or partial termination, the accounts of all participants affected thereby shall become 100% vested, and the Committee shall direct the Trustee to distribute the assets in the Trinity Master Trust, after receipt of any required approval by the IRS and payment of any expenses properly chargeable thereto, to participants, former participants, and beneficiaries in proportion to their respective account balances.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain
Affiliates as Restated Effective January 1, 2005 (formerly Profit Sharing
Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999)
Notes to Financial Statements (continued)
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.
Valuation of Investments
Investments in the Trinity Master Trust are valued at fair value. Investments in registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. The Trinity Stock Fund invests primarily in Company common stock with a fractional amount invested in interest-bearing cash equivalents. Investment in common stock of the Company is stated at fair value based on quoted market prices. Cash equivalents include investments in money market funds valued at cost which approximates fair value. Participant loans are valued at their outstanding balances, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using average cost.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.
Related-Party Transactions
Certain Plan investments in the registered investment companies and the interest-bearing cash equivalent portion of the Trinity Stock Fund are managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain
Affiliates as Restated Effective January 1, 2005 (formerly Profit Sharing
Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999)
Notes to Financial Statements (continued)
3. Trinity Master Trust
Investment income and administrative expenses relating to the Trinity Master Trust are allocated to the Plan based upon average monthly balances invested by the Plan.
The fair value of the commingled investments of all participating plans in the Master Trust accounts at December 31, 2005 and 2004, and the percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

	2005		2004
		Percentage		Percentage
	Fair Value	Interest	Fair Value	Interest

Templeton Foreign Fund — Class A	$79,003	0.0%	$63,612	0.0%
MSI Core Plus Fixed Income Portfolio — Advisor Class	176,400	0.0%	194,972	0.0%
Fidelity Magellan Fund	951,021	0.0%	925,677	0.0%
Fidelity Equity Income Fund	307,018	0.0%	313,157	0.0%
Fidelity Growth Company Fund	31,105,159	94.7%	29,334,445	94.5%
Fidelity Asset Manager Fund	18,815	0.0%	16,785	0.0%
Fidelity Asset Manager Growth Fund	43,519	0.0%	36,189	0.0%
Trinity Stock Fund	21,877,336	97.8%	17,274,735	97.8%
Fidelity Asset Manager Income Fund	39,123	0.0%	29,101	0.0%
Fidelity Retirement Money Market Portfolio	32,524,268	94.6%	33,968,935	91.8%
Spartan U.S. Equity Index Fund — Investor Class	20,722,944	95.1%	21,360,394	94.9%
MSI Small Company Growth Portfolio — Class B	506,606	98.8%	554,222	100.0%
Dodge and Cox Stock Fund	3,989,748	99.7%	2,337,132	99.6%
Lord Abbett MidCap Value Fund — Class A	1,585,773	99.5%	840,013	99.3%
Alliance NFJ Small Cap Value Fund	2,057,285	98.2%	859,538	96.0%
Fidelity Government Income Fund	10,716,829	94.3%	10,941,958	91.8%
Fidelity Balanced Fund	6,599,409	84.9%	5,575,771	80.8%
Fidelity Magellan Diversified International Fund	3,779,598	97.8%	2,694,787	97.9%
Fidelity Freedom Income Fund	491,024	97.3%	368,334	96.5%
Fidelity Freedom 2000 Fund	396,151	97.7%	385,166	98.3%
Fidelity Freedom 2010 Fund	2,270,907	99.6%	1,528,334	99.6%
Fidelity Freedom 2020 Fund	2,000,555	99.5%	1,105,575	99.4%
Fidelity Freedom 2030 Fund	1,070,042	98.9%	661,280	95.5%
Fidelity Freedom 2040 Fund	701,976	98.6%	375,065	95.8%

	$144,010,509		$131,745,177

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain
Affiliates as Restated Effective January 1, 2005 (formerly Profit Sharing
Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999)
Notes to Financial Statements (continued)
3. Trinity Master Trust (continued)
Net investment income (loss) of the Master Trust accounts for the year ended December 31, 2005, and the Plan’s share of net investment income (loss) of each Master Trust account is summarized as follows:

	Net
	Appreciation
	(Depreciation)		Net	Share in Net
	in Fair Value of	Interest and	Investment	Investment
	Investments	Dividends	Income	Income

Templeton Foreign Fund — Class A	$2,673	$5,170	$7,843	0.0%
MSI Core Plus Fixed Income Portfolio — Advisor Class	(586)	8,489	7,903	0.0%
Fidelity Magellan Fund	22,585	34,809	57,394	0.0%
Fidelity Equity Income Fund	(305)	17,124	16,819	0.0%
Fidelity Growth Company Fund	3,697,690	5,231	3,702,921	94.6%
Fidelity Asset Manager Fund	(50)	980	930	0.0%
Fidelity Asset Manager Growth Fund	818	842	1,660	0.0%
Trinity Stock Fund	5,413,538	—	5,413,538	97.9%
Fidelity Asset Manager Income Fund	488	1,848	2,336	0.0%
Fidelity Retirement Money Market Portfolio	—	954,588	954,588	94.1%
Spartan U.S. Equity Index Fund — Investor Class	611,262	358,545	969,807	95.3%
MSI Small Company Growth Portfolio — Class B	13,325	50,383	63,708	99.9%
Dodge and Cox Stock Fund	194,797	134,880	329,677	99.9%
Lord Abbett MidCap Value Fund — Class A	8,066	124,106	132,172	99.6%
Alliance NFJ Small Cap Value Fund	(44,188)	190,820	146,632	97.7%
Fidelity Government Income Fund	(129,583)	386,348	256,765	93.5%
Fidelity Balanced Fund	316,586	310,522	627,108	84.4%
Fidelity Magellan Diversified International Fund	419,370	114,292	533,662	98.2%
Fidelity Freedom Income Fund	3,892	12,544	16,436	97.2%
Fidelity Freedom 2000 Fund	3,826	11,213	15,039	97.8%
Fidelity Freedom 2010 Fund	56,947	55,804	112,751	99.6%
Fidelity Freedom 2020 Fund	93,568	41,489	135,057	99.5%
Fidelity Freedom 2030 Fund	65,934	20,088	86,022	99.5%
Fidelity Freedom 2040 Fund	48,615	14,322	62,937	98.8%

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain
Affiliates as Restated Effective January 1, 2005 (formerly Profit Sharing
Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999)
Notes to Financial Statements (continued)
3. Trinity Master Trust (continued)
The Plan provides for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
4. Income Tax Status
The Plan has received a determination letter from the IRS dated February 22, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Supplemental Schedule

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain
Affiliates as Restated Effective January 1, 2005 (formerly Profit Sharing
Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as
Restated Effective April 1, 1999)
Schedule H; Line 4i — Schedule of Assets (Held at End of Year)
EIN: 75-0225040 Plan #: 029
December 31, 2005

	(b)	(c)
	Identity of Issue,	Description of Investment, Including		(e)
	Borrower, Lessor, or	Maturity Date, Rate of Interest,	(d)	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Cost	Value

*	Participant loans	Interest rates from 4% to 11%	$—	$7,083,205

* Party in interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.
Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005.

/s/	Timothy R. Wallace

Timothy R. Wallace
Member, Profit Sharing
Committee
June 26, 2006

/s/	John L. Adams

John L. Adams
Member, Profit Sharing
Committee
June 26, 2006

/s/	Andrea F. Cowan

Andrea F. Cowan
Member, Profit Sharing
Committee
June 26, 2006

INDEX TO EXHIBITS

Exhibit	Seq.
Number	Description	Page No.

23	Consent of Independent Registered Public Accounting Firm	17